September 4, 2018

Richard Contreras
Chief Financial Officer
Fresh Del Monte Produce Inc.
241 Sevilla Avenue
Coral Gables, Florida 33134

       Re: Fresh Del Monte Produce Company Inc.
           Form 10-Q for the Quarter Ended June 29, 2018
           Response Dated August 17, 2018
           File No. 333-07708

Dear Mr. Contreras:

       We have reviewed your August 17, 2018 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 9, 2018 letter.

Form 10-Q for the Quarter Ended June 29, 2018

Notes to the Consolidated Financial Statements
3. Summary of Significant Accounting Policies
Revenue Recognition, page 8

1. We note from your response to our prior comment 1 that you believe your disclosure based on aggregated reportable segments as included in
Note 16 is
      sufficient to meet the requirements of ASC 606 in terms of disaggregated revenue disclosures because your contracts with your customers do not differ across fruit products. However, the guidance in ASC 606-10-55-90 indicates that when selecting the type of category to use to disaggregate revenue, you should also consider how information
 Richard Contreras
Fresh Del Monte Produce Inc.
September 4, 2018
Page 2
         about your revenue has been presented for other purposes including among other factors, disclosures presented outside your financial statements such as in earnings releases, annual reports or investor presentations. In this regard, we note that you have provided revenue amounts on a further disaggregated basis than your reportable segments in earnings releases and in the front section of your Form 10K. The guidance also gives examples of categories that might be appropriate which includes type of contract, but does not limit the categories based on customer contracts. Please provide us further analysis for why you believe product types such as pineapples, fresh-cut product, avocados, melons, and non-tropical produce have similar economic factors in the nature, amount, timing and uncertainty of revenue and cash flows and therefore do not need to be disaggregated under the guidance in ASC 606. Alternatively, please further disaggregate your revenue in the notes to the financial statements under ASC 606-10-50-5. Refer also to the guidance in ASC 606-10-55-89 through 91.
      You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameRichard Contreras                          Sincerely,
Comapany NameFresh Del Monte Produce Inc.
                                                             Division of
Corporation Finance
September 4, 2018 Page 2                                     Office of
Transportation and Leisure
FirstName LastName